
October 5, 2018

Cussion Kar Shun Pang
Chief Executive Officer
Tencent Music Entertainment Group
17/F, Malata Building, Kejizhongyi Road
Nanshan District, Shenzhen, 518057
People's Republic of China

> **Re: Tencent Music Entertainment Group**
> **Registration Statement on Form F-1**
> **Filed October 2, 2018**
> **File No. 333-227656**

Dear Mr. Pang:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form F-1 Filed October 2, 2018

Use of Proceeds, page 71

1.   We note your response to our prior comment 2 and your new disclosure regarding capital contributions. Please revise your Use of Proceeds disclosure and provide the following information regarding *loans* that you could make to your PRC entities: Either (1) quantify the total amount of net proceeds that currently would be available for investment in your PRC operations via loans; or (2) disclose that all of the net proceeds from this offering currently would be available for use in PRC operations via loans.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Delabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: James Lin